UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: October 25, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

ACTT's Complete IoT Solution Now Available on SMIC 55nm eFlash Platform

SHANGHAI, Oct. 10, 2017 /PRNewswire/ -- Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981), one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, and Chengdu Analog Circuit Technology Inc. (ACTT), a leading Analog IP provider, today jointly announced the availability of ACTT's Analog IP solution on SMIC's 55nm eFlash technology. The combination of ACTT's Analog IPs with SMIC's process technology, both engineered for very low-power applications, is optimized to serve Internet of Things (IoT) applications that require low cost and extended battery life.

The global IoT market has continued to grow rapidly in recent years. It may soon become a strong driving force for the semiconductor industry. The Asia-Pacific region has great potential to gain more market shares and become one of the world's most important IoT market. Based on SMIC's 55nm eFlash process, ACTT successfully launched a low-power IoT platform that provides a power saving as well as cost-effective solution to global customers.

"Designers demand streamlined solutions with energy-efficient features for IoT products. ACTT has accumulated a wealth of low-power and highly cost effective analog circuit design experience for many years," said JianJun Xiang, CEO at ACTT. "For the IoT product technology evolution, we believe that the 55nm process is a good fit for IoT products because of the low power consumption and lower cost. With the availability of ACTT's IPs on SMIC's 55nm eFlash platform, customers will have access to one of the industry's best platforms dedicated to the unique needs of IoT products."

"SMIC's 55nm eFlash platform can offer high-performance and low-power solutions. Through the cooperation with ACTT on this platform, we can support the demands of design houses to develop chips for a range of IoT applications," said TianShen Tang, EVP of Design Service, at SMIC. "SMIC is committed to collaborating with IC ecosystem partners to develop technologies, optimize IP designs and provide comprehensive platform solutions to help customers shorten time to market and seize the opportunities of the emerging intelligent era."

About SMIC

Semiconductor Manufacturing International Corporation ("SMIC"; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2017, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Media Contact

Terry Ding
+86-21-3861-0000 x16812
Terry_Ding@smics.com

About ACTT

Chengdu Analog Circuit Technology Inc. (ACTT) is a leading company in IP and Turnkey service provider. The major products include very low-power & high cost effective analog IPs and high reliable eNVM solutions (LogicFlashTM). ACTT had successfully enabled several analog platforms in MCU, very low-power IoT applications, security, Interface….etc. In 2016 April, ACTT acquired Chip Memory Technology (CMT) located at Silicon Valley to receive the leading MTP technology ranging from 0.18um to 55nm in mass production.

For more information, please visit http://www.analogcircuit.cn/

ACTT Media Contact

Nicole Wang
+86-28-61682666
yu.wang@analogcircuit.cn